 Registration Statement No. 333-217200
Filed Pursuant to Rule 433
Dated June 18, 2018

News
FOR IMMEDIATE RELEASE

Bank of Montreal Announces Quarterly Coupon Amount for the BMO Elkhorn DWA MLP SelectTM Index ETN

New York, June 18, 2018 – Bank of Montreal today announced the quarterly coupon amount for the BMO Elkhorn DWA MLP SelectTM Index Exchange Traded Notes due December 10, 2036 (NASDAQ:BMLP) (the “Notes”). The table below summarizes the coupon amount for the Notes.

Coupon Valuation Date	Coupon Ex-Date	Coupon Record Date	Coupon Payment Date	Coupon Amount per Note	Current Yield[1]
June 15, 2018	June 27, 2018	June 28, 2018	July 9, 2018	$0.692522	5.57%

1) "Current Yield" equals the current Coupon Amount annualized and divided by the closing Indicative Note Value of the Notes on the Coupon Valuation Date, rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the Notes.  The coupon or distribution amount under the Notes is not guaranteed.

The Notes are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the Notes, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC about the offering to which this free writing prospectus relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About BMO Financial Group
 Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $744 billion as of April 30, 2018, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets

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